Exhibit 99.65

The Daneros Mine Project, San Juan County,
Utah, U.S.A.

National Instrument 43-101
Technical Report

Prepared for:
ENERGY FUELS INC

Author:
Douglas C. Peters, Certified Professional Geologist
NI 43-101 Qualified Person
Peters Geosciences
Golden, Colorado

July 18, 2012

TABLE OF CONTENTS

1.	SUMMARY				1
2.	INTRODUCTION AND TERMS OF REFERENCE				3
3.	RELIANCE ON OTHER EXPERTS				3
4.	PROPERTY DESCRIPTION AND LOCATION				4
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY				6
6.	HISTORY				7
7.	GEOLOGICAL SETTING AND MINERALIZATION				8
	7.1	Regional Geology			9
	7.2	Local Geologic Detail			10
8.	DEPOSIT TYPES				13
9.	EXPLORATION				13
10.	DRILLING				14
	10.1	INTRODUCTION			14
	10.2	DRILLHOLE INFORMATION AND VERIFICATION			14
		10.2.3	DOWNHOLE SURVEY INFORMATION		16
		10.2.4	HISTORICAL DRILLING INFORMATION		16
		10.2.5	CURRENT ASSAY INFORMATION		16
		10.2.6	HISTORICAL ASSAY INFORMATION		16
		10.2.7	GAMMA READINGS		17
11	SAMPLE PREPARATION, ANALYSES AND SECURITY				17
12	DATA VERIFICATION				17
	12.2	QA/QC PROCEDURES AND PROTOCOLS			17
		12.2.3	PROCESSES FOR DETERMINING URANIUM CONTENT BY GAMMA LOGGING		17
		12.2.4	CORE SAMPLING, PROCESSING, AND ASSAYING		18
		12.2.5	QUALITY ASSURANCE AND QUALITY CONTROL MEASURES		18
13	MINERAL PROCESSING AND METALLURGICAL TESTING				19
14	MINERAL RESOURCE ESTIMATES				20
	14.2	GENERAL STATEMENT			20
	14.3	DANEROS RESOURCE ESTIMATE			20
		14.3.3	RESOURCE DATABASE AND VALIDATION		20
		14.3.4	CUT-OFF GRADE		21
		14.3.5	GEOLOGICAL INTERPRETATION AND 3D MODELLING		22
		14.3.6	GRADE CAPPING		23
		14.3.7	STATISTICS FOR THE DANEROS MODEL		23
		14.3.8	COMPOSITING		24
		14.3.9	DANEROS INTERPOLATION		24
		14.3.10	DANEROS BLOCK MODELING		25
			14.3.10.1	DANEROS VOLUME COMPARISON	25
			14.3.10.2	DANEROS GRADE COMPARISON	26
		14.3.11	DANEROS CLASSIFICATION OF THE MINERAL RESOURCE		26

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15	MINERAL RESERVE ESTIMATED		26
16	MINING METHOD		26
17	RECOVERY METHODS		27
	17.2	General	27
	17.3	Grinding and Leaching	28
	17.4	Solvent Extraction	28
18	PROJECT INFRASTRUCTURE		28
19	MARKET STUDIES AND CONTRACTS		28
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT		29
21	CAPITAL AND OPERATING COSTS		30
22	ECONOMIC ANALYSIS		30
23	ADJACENT PROPERTIES		31
24	OTHER RELEVANT DATA AND INFORMATION		31
25	INTERPRETATION AND CONCLUSIONS		31
26	RECOMMENDATIONS		31
27	REFERENCES		32
28	SIGNATURE PAGE AND CERTIFICATE OF QUALIFICATIONS		33

FIGURES LOCATED IN THE APPENDIX

Figure 4-3	Claim Ownership Map	Appendix
Figure 7-1	Principal Uranium Deposits & Major Structures of the Colorado Plateau	Appendix
Figure 7-3	Geologic Map	Appendix

UNITS OF MEASURE AND ABBREVIATIONS

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A	Annum (year)
%	Percent
°	Degrees
°C	Degrees Celsius
cm	Centimeters
D	Day
EM	Electromagnetic
G	Grams
g/cm3	grams per cubic centimeter
g/m3	grams per cubic meter
g/l	grams per Liter
H	Hour(s)
Ha	Hectares (10,000 square meters)
HP	Horsepower
Hwy	Highway
IRR	Internal rate of return
k	Thousand
kg	Kilograms
km	Kilometers
km/h	Kilometers per hour
km2	Square kilometers
kV	Kilovolts
kW	Kilowatts
l	Liter
Lbs	Pounds
M	Million
Mt	Million tonnes
M	Meters
m3 /t/d	Square meters per tonne per day (thickening)
m3	Cubic meters
m3 /h	Cubic meters per hour
m%U	meters times per cent uranium
m%U3 O8	meters times per cent uranium oxide
m ASL	Meters above sea level (elevation)
mm	Millimeters
MPa	Megapascal
Mt/a	Million dry tonnes per year
MW	Megawatts
N	Newton
NPV	Net present value
Pa	Pascal (Newtons per square meter)
ppm	Parts per million
P80	80% passing (particle size nomenclature)
st	Short tons
SX	Solvent extraction
t	Tonnes (metric)
t/h	Tonnes per hour
t/d	Tonnes per day
t/a	Tonnes per year
U	Uranium
%U	Percent uranium (%U x 1.179 = %U3O8)

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U3O8	Uranium oxide (yellowcake)
%U3O8	Percent uranium oxide (%U3O8 x 0848 = %U)
e%U3O8	Equivalent Percent uranium oxide (%U3O8 x 0848 = %U)
Cdn$	Canadian Dollars
US$	US dollars
$/t	Canadian dollars per tonne
US$/lb	US dollars per pound
US$/t	US dollars per tonne v/v
%	Percent solids by volume
wt%	Percent solids by weight
>	Greater than
<	Less than

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1.SUMMARY

1.1 Introduction and Property Description

Energy Fuels Inc. (EFI) owns the Daneros Mine uranium project located on the Colorado Plateau in southeastern Utah. The property is in the Red Canyon portion of the White Canyon District. EFI holds a 100% interest in various groups of mining claims, including Daneros and adjoining historical mine sites which can be developed in conjunction with the Daneros project. The Daneros property was developed and placed into active production in 2009 by Utah Energy Corporation (UEC), the U.S. operating entity for White Canyon Uranium Limited (WCU). It remains in production as of the date of this report. Denison Mines purchased WCU and all its assets in June 2011. The project and property was acquired by EFI in June 2012 as part of the acquisition of Denison Mines’ USA operations.

Major uranium deposits in the White Canyon District occur at or near the base of the Upper Triassic Chinle Formation, in fluvial channel deposits of the Shinarump Member, the basal member of the Chinle Formation. Uranium mineralization appears to be related to low-energy depositional environments in that uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium. Single mineralized pods range from a few feet to a few hundred feet in length and from less than one to more than ten feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. Uranium deposits in the Shinarump Member generally have low vanadium content, and, therefore, are not processed for vanadium recovery. Historical production from the White Canyon District exceeds 11 million pounds U3O8.

The Daneros Mine project is located 40 miles due west of Blanding, Utah. The driving distance from Blanding to the project is 65 miles by State highway and county road (see Figure 4-1). EFI owns and operates the White Mesa uranium-vanadium mill 6 miles south of Blanding, to which the Daneros production is shipped for processing. The project comprises 219 unpatented mining claims located on federal land administered by the U.S. Bureau of Land Management (BLM) in San Juan County, Utah, totaling 4,300 acres. The Daneros Mine is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. The property lies in Sections 1, 11, and 12, T37S, R15E, SLM, Sections 4, 5, 6, 7, 8, 10, 11, 15, 17, and 18, T37S, R16E, and Section 31 and 33, T36S, R16E.

1.2 Operations

The initial mine plan at the Daneros property involved driving twin declines (with the second decline for emergency escape and ventilation) into the center of the Daneros deposit and developing away from the entry point. Random room and pillar mining is employed, as is typical for the deposits in the local region. Mining utilizes rubber tired loaders and small trucks to transport ore to the surface, where it is loaded into over-the-road trucks, covered by a secure tarpaulin and transported to the White Mesa Mill.

The total ore production from the Daneros Mine since the first shipment in late December 2009 (included with 2010, below) through June 2012 is shown in the table below:

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	2012	2011	2010
Tons	25,930	34,350	46,150
% U3O8	0.27%	0.277%	0.31%
Approx. lbs U3O8	141,275	190,700	286,000
TOTALS-to-DATE	Total
Tons	106,430
% U3O8	0.29%
Approx. lbs U3O8	617,975

1.3 Permitting

The primary permits required for mining operations at the Daneros Mine are in place, including a mine permit issued by Utah Division of Oil, Gas, and Mining (DOGM) and the Daneros Plan of Operation approved by the BLM. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. EFI is currently working on a modification to the permits to allow for expansion. The Daneros Mine does not discharge any water, so no discharge permit is required. Daneros Mine operations are in compliance with all currently applicable permit requirements.

1.4 Mineral Resource Estimate

The Mineral Resource estimate for the Daneros Mine project was prepared using both historical as well as recent data. Section 14 of this report presents the raw data and model wireframe creation methods using the Vulcan modeling software. The suitability of the interpolation technique and search strategies are also presented. Table 1-1 presents EFI’s Mineral Resource estimates for this property.

TABLE 1-1 INFERRED MINERAL RESOURCES – JULY 2012
Energy Fuels Inc.– Daneros Deposit

DEPOSIT	TONS	e%U3O8	LBS eU3O8
DANEROS	156,600	0.263	824,100

Notes:
1)	Mineral Resources were classified in accordance with CIM Definition Standards.
2)	Cut-off grade was 0.15% eU3O8.
3)	Mineral resources have not been demonstrated to be economically viable.
4)	Grades were converted from gamma-log and assay data and presented in equivalent U3O8 (eU3O8).
5)	A grade-shell wireframe at 0.15% eU3O8 was used to constrain the grade interpolation.
6)	All material within the wireframe is included in the estimate.
7)	High grades were capped at 0.8 % eU3O8.

Peters Geosciences believes this resource estimate has been prepared using industry standard best practices and, therefore, is acceptable.

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2. INTRODUCTION AND TERMS OF REFERENCE

Peters Geosciences was retained by EFI to prepare an independent Technical Report compliant with National Instrument 43-101 (NI 43-101) on the Daneros uranium project. This report has been prepared to meet the requirements of NI 43-101 and Form 43-101F1. Peters Geosciences understands that this report will be used in support of future public offerings by EFI.

Douglas C. Peters, CPG (AIPG #8274) and RM (SME Member #2516800), and principal in Peters Geosciences, visited the Daneros property on July 12, 2012 during a tour of the property led by Mr. Finn Whiting of EFI. In addition to viewing the underground conditions in parts of the Daneros Mine, accessible drill-hole locations were visited as well. Mr. Peters traversed parts of the property and surrounding areas on accessible roadways to observe surface conditions and drill sites. Depositional characteristics of the uranium were directly seen, although no in-place samples were collected for separate assaying due to constraints within the time frame of the field visit.

Relevant reports, maps, and data were reviewed and discussed with EFI staff, principally Mr. Richard White, who is serving as VP of Exploration for the company’s Colorado and Utah operations, and with Mr. Finn Whiting, mine geologist at the Daneros Mine for EFI The References section of this report lists the reviewed documents of importance as cited in this report.

3. RELIANCE ON OTHER EXPERTS

This report for EFI has been reviewed by Douglas C. Peters of Peters Geosciences for completeness and technical correctness for sections prepared by EFI staff. Text also has been added and modified by Peters Geosciences as part of the report preparation process for EFI. The information, conclusions, opinions, and estimates contained herein are based upon information available to Peters Geosciences at the time of report preparation. This includes certain data, maps, and other documents in the possession of EFI and reviewed with Mr. Richard White, CPG and Mr. Finn Whiting of EFI at the Daneros property and in the EFI office in Lakewood, Colorado and with Mr. David Ryckman of Denison Mines Inc. who performed the Daneros mineral resource modeling. With the exception of results from 2011-2012 drilling by Denison Mines, most data used in this report are from earlier exploration and mining activities conducted by Denison Mines and other operators in and around the Daneros Mine.

Mr. Whiting accompanied Mr. Peters for a field review on July 12, 2012 of the mine and overlying property covered by this report. Mr. Whiting was instrumental in assisting with the review, discussion, and understanding of both the general and site-specific geology of the Daneros property and nearby abandoned mines and mining districts.

Mr. Peters did not investigate the legal title of claims and leases covering the Daneros and related properties. Likewise, Mr. Peters did not review the permitting and reclamation status of the Daneros property beyond basic discussions with Mr. White and Mr. Whiting.

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4. PROPERTY DESCRIPTION AND LOCATION

The Daneros Mine Project is located 40 miles due west of Blanding, Utah. The driving distance from Blanding to the project is 65 miles by State highway and county road (see Figure 4-1). The project comprises 219 unpatented mining claims located on federal land in San Juan County, Utah administered by the BLM. The claims are located in Sections 1, 11, and 12, T37S, R15E, SLM, Sections 4, 5, 6, 7, 8, 17, and 18, T37S, R16E, and Section 31 and 33, T36S, R16E. The total acreage of the project area is 4,300 acres. The mining claims are maintained by making annual payments of US$140 per claim to BLM due September 1st each year and a nominal filing fee at the county level, within 30 days of the BLM filing, of about $10 per claim. Work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities. However, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims. EFI’s holdings in the White Canyon District include the actively producing Daneros Mine and adjoining and nearby exploration properties. The property included in the Daneros Project area is shown on Figure 4-2.The mine portal is located at about 5,750 feet above sea level and at approximate coordinates of 1100 12’ West and 370 36’ North.

Figure 4-1 Index Map; showing location of Daneros Project relative to other Energy Fuels properties in southeastern Utah and northern Arizona.

The claims were staked by various individuals, spanning a long time frame. EFI acquired the property through the acquisition of Denison Mines Holding Corp. (DMHC) in June 2012. Denison became owner of the property with the purchase of White Canyon Uranium Limited (WCU) in June 2011. WCU had consolidated a portfolio of properties and prospects in June 2007, including much of the current EFI holdings in the area. As a result, a number of the claims bear production royalties. Claims hosting Daneros deposit are subject to royalties ranging between 15% of "market value" of the ore and 2.5% of gross proceeds. Other claims are owned by EFI without encumbrances.

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Daneros Claim Ownership

Claims	Owner	Royalty	Royalty Method
Daneros 1-5	Shumway, et al	15%	Mining Lease
Radium King #1-24	EFI	2.50%	Royalty Reservation in Deed	Jim Butt
West Channel #1-5	EFI	2.50%	Royalty Reservation in Deed	Jim Butt
Lark #3-23	EFI	2.50%	Royalty Reservation in Deed	Jim Butt
Royal #1-12	EFI	2.50%	Royalty Reservation in Deed	Jim Butt
Spook #1-8	EFI	2.50%	Royalty Reservation in Deed	Jim Butt
Christy #1-46	EFI	0%	Unpatented Mining Claims
Daneros 6-25	EFI	0%	Unpatented Mining Claims
Yellow Parrot #1-27	EFI	0%	Unpatented Mining Claims
Tessy #4,6,9,11	EFI	0%	Unpatented Mining Claims
Red Bull #1-12,14	EFI	0%	Unpatented Mining Claims
Seahag #1-12,14-30	EFI	0%	Unpatented Mining Claims
Hermit #1-5	EFI	0%	Unpatented Mining Claims
*Total Claims = 219

Figure 2 Topography of Bullseye Canyon with Daneros Claims 1-5 and Tessy Claims #4, 6, 9 and 11. EFI does not control Tessy Claims #’s 1, 2 and 3. Other EFI claims are not shown; see map 4-3 in appendix.

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5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Daneros Mine property is located in southeastern Utah in the White Canyon uranium mining district (White Canyon District) of the Colorado Plateau physiographic province. The White Canyon District generally encompasses the local geographic areas of Red, White and Fry Canyons at the west end and Elk Ridge in the eastern end. The Daneros property is in the Red Canyon portion of the District. Utah State Highway 95 runs generally east-west between Hite and Blanding, Utah. From Blanding, the project can be reached in about 1.5 hours by driving approximately 50 miles (80 km) west of U.S. Highway 191 at Blanding on State Highway 95 to the very small community of Fry Canyon, Utah. This is 30 miles east of the Hite turn-off on Highway 95.These towns and roads are shown in Figures 4-1 and 4-2.

The Daneros Mine portal is located 3 miles southwest of Fry Canyon, Utah. It is accessed via Radium King Road, which initially follows the canyon floor southeasterly from Fry Canyon for 5 miles, then climbs steeply to the west onto a bench mid-way up the canyon wall. The road continues westerly on the bench on the north side of Red Canyon for about 7.5 miles to the intersection with the Daneros access road. The Daneros Mine is located about 0.5 miles to the north of Radium King Road, a total distance of approximately 13 miles from Fry Canyon, Utah. The Radium King Road is maintained by San Juan County Road Department. Little Maverick Trucking, the trucking contractor currently hauling ore from the mine, also performs a significant amount of road maintenance. The ore shipping distance from the Daneros Mine to the EFI’s White Mesa Mill is 66 miles. The mill entrance is three miles south of the State Highway 95-US Highway 191 intersection south of Blanding.

The project area is located along a north-south trending canyon which is a tributary to Red Canyon, known as Bullseye Canyon. Red Canyon drainage flows westerly for approximately 25 miles to the Colorado River where it joins Lake Powell as the head of Good Hope Bay. The mine portal area comprises steeply sloping, rocky ground and scree along the eastern slope of this canyon. Very steep to vertical, and at times overhanging, cliffs 400 feet high rise from the slope about 250 feet above the portal. The mesas are capped by the Kayenta sandstone and slope gently to the southwest reflecting the gentle regional stratigraphic dip. A series of bulldozed tracks and drill roads provide access throughout the project area, but access to the mesa tops is very limited. A number of historical workings are evident within the immediate surrounds of the EFI project area, the most significant being the former Bullseye, Lark, and Royal mine workings near the Daneros Mine portal.

The semi-arid climate of the White Canyon area is characterised by large daily and yearly temperature ranges and a total annual precipitation of approximately 10 to 16 inches, mostly as sporadic, intense summer thunderstorms typical of the Colorado Plateau region. Winter snowfall is moderate and rarely stays on the ground very long. Weather conditions pose no impediment to year round work on the property.

Vegetation in the project area consists of sagebrush, juniper, and piñon in the hills and slopes, while desert grasses, forbs, and shrubs are evident within the valley floors and on the mesa tops. Elevations in the region range from about 5,300 feet at the Fry Canyon townsite to over 7,000 feet on the surrounding mesa tops. The mine portal is at about 5,750 feet above sea level.

Apart from previous mining activities, the only commercial land use purposes are cattle grazing and tourism activities such as hiking and mountain biking. Due to the shortage of water and thin soils, much of the White Canyon area is unsuitable for agricultural purposes.

The project area is remotely located relative to water and power infrastructure. Housing for mine workers is mostly in camp trailers in Fry Canyon or they commute from Blanding, 65 miles to the east, or farther.

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Blanding is a large enough town with various regional industrial activities to have stores and supply houses of sufficient size and inventory for much of the needs of an operation the size of the Daneros Mine.

6.HISTORY

The White Canyon mining district has a long history of exploration and mining. From 1949–1987 production from the district was 2,259,822 tons at an average grade of 0.24% U3O8 for a total of 11,069,032 lbs. placing it second, behind Lisbon Valley, for uranium production from the Chinle Formation on the Colorado Plateau (Chenoweth, 1993).

Prospecting for copper in the White Canyon area is thought to have begun possibly as early as 1880 by early gold prospectors. During 1906 and 1907 there was intense activity for copper exploration in the area when there was an unusually high price for copper, but no production resulted. The properties in the area remained idle again until 1946 when miners shipped two truckloads of copper ore from the Happy Jack Mine to a smelter in Garfield, Utah but they were rejected due to uranium content. In 1948 a truckload of ore was sent to the U.S. Atomic Energy Commission (“AEC”) Mill in Monticello, Utah and it was rejected due to its copper content. In August 1949 Vanadium Corporation of America (“VCA”) began operating a small mill in White Canyon that could recover copper and uranium and that opened up uranium mining in the White Canyon area. From 1948 until 1951, White Canyon and the nearby Red Canyon and Deer Flat areas were subject to intense exploration. Production slowly increased until 1953 when it nearly tripled over previous years.

The AEC White Canyon Mill was closed in December 1953 and producers started shipping to an ore buying station built by the AEC in 1954 on a site near the Happy Jack Mine. The number of active mines during 1954 in the White Canyon District increased from 19 to 36. On July 31, 1957, the AEC closed its White Canyon Buying Station after purchasing 179,635 tons of ore averaging 0.25% U3O8 and containing 915,696 pounds U3O8. The stockpiled ore was later sold to Texas-Zinc Minerals Corporation (Texas-Zinc”).

In the summer of 1956, Texas-Zinc began operating their mill at Mexican Hat, Utah. The mill initially processed 775 tons of ore per day and was expanded to 1,000 tons per day in 1958. Due to changes in the AEC buying program, reducing its procurement program, production in the district started to decline in 1959. In June 1959, five uranium companies were merged to form Atlas Minerals, a subsidiary of Atlas Corporation. Atlas Minerals acquired Texas-Zinc Minerals in July 1963 and continued to operate the Mill in Mexican Hat through its subsidiary, A-Z Minerals Corporation. Due to reduced buying by the AEC A-Z Minerals closed the Mexican Hat Mill in February 1965. The closing of the Mexican Hat Mill and previous closing of the AEC ore-buying station and closing of the AEC facility at Monticello, Utah, left the independent operators in the district with the only market for their low-vanadium ores at the Atlas Minerals mill at Moab, Utah, a 110-mile longer haulage which caused production to continue its decline. The AEC ore procurement program ended on December 31, 1970 and during the early 1970s minimum production was recorded from the district. Production from the district started picking up again by 1974 when the demand for uranium picked up due to nuclear power generation. Atlas Minerals started buying ore from independent producers. Exploration and production once again increased in the White Canyon District. In 1974, Utah Power and Light Company (“UP&L”) began to acquire properties in the White Canyon District, which included 100% interest in the Spook-Bullseye property and 60% interest in the Lark-Royal property both located near the Daneros property in Red Canyon. UP&L conducted exploration drilling from 1975 through 1983, drilling a total of 2,417 holes, which resulted in the discovery of several new uranium deposits. UP&L never started mining operations in the White Canyon District due to the collapse of the uranium price by 1982. By 1987 the last mines in the White Canyon district closed due to declining economics, socio-political factors and competition from lower cost producers.

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Following 1987, the properties were idle and little or no exploration activity took place in the White Canyon District. In 1993 UP&L dropped their mining claims in the White Canyon District. In October 1993, Eugene and Merwin Shumway staked the Daneros and Geitus claims that covered two of the deposits UP&L had discovered. Eugene and Merwin Shumway quitclaimed their claims to predecessors of White Canyon Uranium (WCU), Wilene and Mike Shumway, Terry Leach, and James Lammert in March, 1994. No exploration or development took place between 1994 and 2005. From 2005 to 2007, these predecessors of WCU began acquiring properties with known historic mineral deposits in the White Canyon District. In 2007, Utah Commodities Pty, Ltd. who later changed their name to White Canyon Uranium Limited, which operates in the United States through its wholly owned subsidiary Utah Energy Corporation (UEC), acquired 100% interest of the Daneros and Geitus claims. In December 2008, White Canyon purchased 33 claims, known as the Lark-Royal Project, an extension of the Daneros Project, from Uranium One.

WCU gathered the necessary environmental data and submitted applications for approvals to open an underground mine at Daneros. A Plan of Operation (PO) was submitted to the BLM and was approved in May, 2009, following which UEC commenced active mine development, including driving a decline into the main deposit at Daneros. The first loads of ore from Daneros were delivered to White Mesa Mill in December, 2009, then operated by Denison Mines.

In January, 2010, Denison entered into a toll milling agreement with UEC. UEC actively produced form the mine for the next 17 months. In June, 2011, Denison completed the acquisition of White Canyon Uranium and continued production using the same mining contractor WCU was employing. EFI acquired Denison in June 2012 keeping the mine in operation, again using the same contractors. Ore is currently being shipped to the White Mesa Mill. Denison’s purchase of WCU included other properties in the White Canyon District, separated from the Daneros property by several miles. These include the Geitus, Marcy-Look, and Blue Jay exploration projects. These properties are now owned by EFI. They are not included in this report because of their isolation from the Daneros property. Each will need to be evaluated individually as a stand-alone project.

7. GEOLOGICAL SETTING AND MINERALIZATION

Major uranium deposits in the east-central Colorado Plateau occur principally in two fluvial sandstone sequences. The older is located at or near the base of the Upper Triassic Chinle Formation and the other occurs in the Late Jurassic Salt Wash Member of the Morrison Formation. Nearly all of the ore deposits in the White Canyon District occur in fluvial channel deposits of the basal member of the Chinle Formation, the Shinarump Member. The Morrison, having been eroded, does not occur anywhere on the Daneros property.

The Shinarump Member consists of predominantly trough-crossbedded, coarse-grained sandstone and minor gray, carbonaceous mudstone and is interpreted as a valley-fill sequence overlain by deposits of a braided stream system. Uranium mineralization appears to be related to low-energy depositional environments in which uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium.

Uranium deposits consist of closely-spaced, lenticular ore pods which are generally concordant with bedding in paleochannel sediments. Single ore pods range from a few feet to a few hundred feet in length and from less than one to more than ten feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. Deposits in the Shinarump Member generally have low vanadium content, and are therefore not processed for vanadium recovery. Historical production from the White Canyon District exceeds 11 million pounds U3O8.

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7.1 Regional Geology

The uranium-rich Colorado Plateau province covers nearly 130,000 square miles in the Four Corners region of the Southwestern United States. (See Figure 7.1) . The Daneros Mine Project and other properties currently held by EFI lie in the Canyon Lands Section in the central and east-central part of the Colorado Plateau in Utah and Colorado. This region of the Colorado Plateau is also known as the Paradox Basin.

The Plateau’s basement rocks, which are not exposed in the area of the Daneros, are mostly Proterozoic metamorphic units and igneous intrusions. Sedimentary rocks exposed in the canyons and mesas around the White Canyon district range from Permian through Triassic. On the southwest side of Red Canyon a few miles to the southwest, the Jurassic Navajo Sandstone caps the mesas. The rest of the Mesozoic and younger rocks have been eroded from the region.

The earlier Paleozoic systems are deeply buried. They represent shallow-marine sedimentation on a relatively stable platform with fluctuations in sea level. During the later Paleozoic periods, the region became more structurally active. The Paradox Basin subsided deeply accompanied by uplift of the adjacent Uncompahgre Uplift, 100 miles northeast of the Daneros property, exposing its Precambrian core. Thousands of feet of sediment accumulated in the center of the basin, in a restricted circulation marine environment. This resulted in extensive deposition of evaporites (gypsum, salt, and potash) along with limestones, shales, and some sandstones (Hermosa Formation). As the Uncompahgre highland eroded, great thickness of arkosic sediments accumulated coevally in the northeastern Paradox Basin. The distal part of the basin bounded by the Monument Uplift in the White Canyon area received finer grained sediments and carbonates due to lateral and vertical facies changes. The Paradox Basin was filled by middle Permian time; however the Uncompahgre continued to be a highland shedding abundant coarse clastic, arkosic debris (Cutler Formation) as the basin slowly subsided. The Cutler is finer grained in the White Canyon district; the Cedar Mesa and White Rim sandstone members of the Cutler are prominent bench-forming units in the region.

The region was again relatively stable throughout much of the Mesozoic Era with minor uplifts and gently subsiding basins continuing to receive fluvial and lacustrine sediments (Moenkopi and Chinle Formations) during the early Mesozoic Era with minor erosional periods locally. The region dried considerably in late Triassic and early Jurassic and large dune fields, very shallow seas, and extensive aggrading floodplains existed throughout the region resulting in deposition of predominantly sandstone of eolian and fluvial origin (Wingate, Kayenta, Navajo, and Entrada formations). In the northern Paradox Basin, the buried Pennsylvanian evaporites were influenced by basement faulting and sediment loading and flowed into a series of northwest-trending diapiric anticlines. Flowage of the salt was erratically active from Permian through late Jurassic, thereby affecting deposition of the Triassic and early Jurassic sediments. The source of the sediments changed during this time from the earlier eastern source to a western dominated source. Volcanic ash from a couple of volcanic episodes to the west settled over the area, as well (upper part of the Chinle and the Brushy Basin Member of the Morrison Formation). In the Cretaceous, the Sevier orogeny to the west resulted in sediment accumulation in the region evolving from deposition of conglomerates to a coastal plain with swamps (Burro Canyon and Dakota formations) to an epicontinental interior seaway where thick marine black shales were deposited (Mancos Shale). Near the end of the Cretaceous, alternating regressions and transgressions of the sea lead to thick littoral sandstones interbedded with marine shales (Mesa Verde group), later covered by fluvial and lacustrine sediments in the early Tertiary.

This thick stratigraphic sequence is interrupted locally by basement fault-related monoclines (e.g., Comb Ridge) as well as the salt-cored anticlines in the northern Paradox Basin area. The salt anticlines are controlled by basement faults, being elongated in a northwest-southeast direction, as is the Uncompahgre Uplift. The White Canyon district is located along the northwestern flank of the Monument Uplift which forms the southwestern edge of the Paradox Basin. The Monument Uplift is a broad, north-south trending, asymmetrical anticline approximately 50 miles wide by 100 miles long, upon which a few minor folds are developed. Very little faulting occurs in the White Canyon district.

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During the Tertiary, several clusters of laccoliths intruded the Colorado Plateau about 20-30 million years ago into several different horizons of Paleozoic and Mesozoic sedimentary rocks. Diorite porphyry is the dominant rock type, with minor monzonite porphyry and syenite intruded later. The emplacement of the individual intrusive bodies was largely controlled by basement faults. The closest intrusive centers to the White Canyon district are the Little Rockies portion of the Henry Mountains complex 24 miles to the northwest and the Abajo Mountains 36 miles to the northeast. Following epeirogenic uplift of the region, deep canyon cutting occurred, continuing through the Pleistocene.

7.2 Local Geologic Detail

Much of this section is summarized from Thaden et al. (1964). The stratigraphic units exposed on or near the Daneros property include the Permian Cutler, Triassic Moenkopi, Chinle, Wingate, and Kayenta (Jurassic?) formations. The host rock of the uranium deposits is the Shinarump Member of the Chinle. These units are described below. Strata throughout much of the White Canyon area is generally unfaulted and dips gently west- southwestward at 2° to 3°. A zone of north-northeast trending normal faults are mapped beginning about a mile southwest of the Daneros Mine. These faults define a very narrow graben structure that extends six miles to the southwest. The north end of the fault zone is concealed by landslide material. A strong joint set with the same strike of the fault zone, about N350E, is prevalent throughout the district. These joints have influenced erosion as several tributary canyons to Red Canyon on its north side, including Bullseye Canyon where the Daneros is located, have the same strike.

The upper part of the Cutler Formation is exposed in the lower walls and floor of Fry Canyon north and east of the property and the deeper parts of the Red Canyon tributaries to the south. The Cedar Mesa sandstone member is a cross-stratified fine-grained sandstone of light-grayish-orange interbedded with lenses of red, gray, green, and brown sandy siltstone near the top. It is about 980 feet thick. It is resistant to erosion forming large benches with steep cliffs where it is incised by canyons. The Cedar Mesa is predominately eolian in origin; the source of the sediment was to the northwest (Dubiel et al., 1996). The 220-350 feet of steep slopes with multiple ledges above the Cedar Mesa sandstone is the Organ Rock tongue of the Cutler. It consists of flat-bedded reddish brown siltstone alternating with medium-grained sandstone beds. The Organ Rock Member was deposited on a floodplain by streams flowing east-to-northeast across the area. Above the Organ Rock is the White Rim sandstone member. This is a very fine-grained, silty, cross-bedded sandstone about 20 feet thick. It is light yellowish-orange which weathers to white cliffs, hence the name. The area dried again during White Rim deposition. It is of similar origin and deposition to the Cedar Mesa.

Unconformably overlying the Cutler is the Triassic Hoskinnini Member of the Moenkopi Formation. It is a very fine grained to coarse-grained, reddish-brown sandstone interbedded with grayish-orange sandstone. The unit is up to 110 feet thick. The upper Moenkopi is from 175-265 feet thick forming slopes with multiple ledges and cliffs. Flat-bedded reddish-brown siltstones and sandstones predominate with a lenticular orange sandstone in the middle part of the sequence. A few thin limestone beds occur.

The Chinle Formation of Triassic-age overlies the Moenkopi. In ascending order, the members of the Chinle are Shinarump, Monitor Butte, Moss Back, Petrified Forest, Owl Rock and Church Rock Members ( Figure 7.1 ). The main uranium-bearing unit at the Daneros Mine and throughout the White Canyon district is the fluvial Shinarump Member, a basal, sandstone-conglomerate sequence deposited in a complex stream system which unconformably overlies and locally scours into oxidized sedimentary units of the Moenkopi Formation.

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The Shinarump Member is composed of two distinct quartzose sandstone units: a lower conglomeratic sandstone which is overlain by a regionally extensive medium to coarse grained sandstone. The pebbles in the conglomerate units are quartz, quartzite, and chert from distant sources. Some conglomerates contain abundant siltstone fragments derived locally from erosion of underlying rocks. The Shinarump Member also contains variable amounts of interbedded siltstone and mudstone beds, as well as locally abundant fossil trees and other plant-derived material. The Shinarump Member is interpreted to represent the basal portion of an incised valley-fill sequence ranging in thickness from more than 80 feet near the deepest parts of the palaeovalley to less than three feet where it pinches out against the palaeovalley wall. Dozens of channels have been mapped in the White Canyon District. Although much meandering is present, the general flow of the streams was toward the northwest.

Overlying the Shinarump is a variegated mudstone unit (Monitor Butte Member). It is interbedded with numerous cross-stratified lenticular sandstone and conglomeritic sandstones that are red, gray, or yellow. This unit weathers to steep slopes with multiple small cliffs. It is from 120 to 250 feet thick in the area. The portal of the Daneros Mine is located in this unit in the east wall of Bullseye Canyon. The mine access declines down to the southeast to the deposit in the Shinarump.

Above the mudstone unit is the Moss Back Member of the Chinle. It consists of gray cross-stratified lenticular sandstone that is fine to medium grained. Thin lenses and beds of siltstone and conglomerate also occur. The Moss Back is up to 190 feet thick east of the project area, but pinches out to the west. At the Daneros Mine site, the Moss Back is missing. The Moss Back is the main host rock of large past uranium production and known resources in the Lisbon Valley-Big Indian Valley district some 65 miles northeast of the Daneros property.

Above the Moss Back is a thick silty and limy sequence of the Chinle with some sandstone and conglomerate beds. Parts of this sequence have been correlated by various workers to other named members of the Chinle. In the tributary canyons on the north side of Red Canyon, including Bullseye Canyon above the Daneros Mine site, the upper Chinle slopes are often covered by talus and landslide debris. The lower mudstone unit in the lower slopes of the tributary canyons is also mostly covered by this weakly cemented veneer of sand to boulder-sized rock fragments.

Tall, steep to vertical cliffs of the Triassic-aged Wingate sandstone rise above the upper Chinle slopes. It is a reddish-brown, cross-stratified, fine-grained sandstone about 300 feet thick. The cliffs continue upward, with only small breaks locally, for another 180 to 300 feet. These upper cliffs are formed by the Triassic (Jurassic?) Kayenta Formation. It contains more lenticular beds of fine-to medium-grained sandstone along with thin beds of conglomerate and claystone. The Kayenta is reddish-purple and weathers in a more blocky fashion than the underlying massive cliffs of the Wingate. The resistance of the Kayenta results in it being the cap of all the higher mesas in the White Canyon district.

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Figure 7.1 Generalized stratigraphic section of the White Canyon area

Figure 7.1 Geology of the Daneros project area (modified after Thaden et al., 1964) In Appendix

7.3 Uranium Mineralization

The uranium deposit at the Daneros Mine, like nearly all others in the White Canyon district, is in the lower part of the Shinarump, especially where it has scoured into the Moenkopi. The lithology, facies, sedimentary structures, and locations within the channel deposits all were important in controlling the migration of fluids and localization of the deposits. Coarser-grained rock is more favorable than fine-grained sand or silt units. Most of the uranium mineralization is overlying impermeable siltstones of the Moenkopi or local siltstone lenses internal of the Shinarump. The lateral edges of channels where they are bounded by mudstones are also favorable locations for mineralization. Sandstones and conglomerates bounded on the top by siltstones or clay layers are also favorable. Intersections of channels and meanders have been found to be favored locations. The most favorable sites are in the coarser sandstone/conglomerates adjacent to finer sediments that contain vegetal matter. The uranium was transported into the area in oxidized groundwaters. The permeability differences related to the grain size of the various facies confined, concentrated, and slowed the flow of the oxidized waters. The accumulations of carbonaceous material created local reducing environments. These reducing conditions caused the dissolved uranium minerals to precipitate.

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Uraninite (pitchblende) is by far the dominant primary uranium mineral in the Shinarump deposits. It occurs as distinct grains, fine-grained coatings on and pore-fillings between detrital quartz grains, partial replacement of feldspar grains, and as replacement in carbonized wood and other remains of organic matter. Metallic sulfide minerals are often abundant. Where secondary oxidation has occurred, minor amounts of uranyl carbonates, sulfates, and phosphates are found. The source of the uranium is not well established. Overlying shaley units of the Chinle contain clays derived from volcanic ash that is uraniferous. The source area of the arkosic sediments was also a uranium-rich province.

8. DEPOSIT TYPES

The Daneros uranium deposit can be classified as Phanerozoic Sandstone; Tabular/Peneconcordant; Basal-channel Type in the classification scheme of Dahlkamp (1993). The Shinarump Member of the Chinle is the only host rock horizon with this type of deposit on the property. The property is not known to hold any potential for any other type of deposit.

9. EXPLORATION

Exploration for uranium has been going on in the White Canyon area since the late 1940s. Prospectors used Geiger counters to investigate outcrops of the Shinarump Sandstone. Several macroscopic guides to exploration were channel “scouring”, conglomerate pebble type and carbon content; all characteristic of the Shinarump Ss. Where the bench and slopes above the Shinarump were accessible, percussion, core, and rotary drilling were used to explore for and define channels that weren’t exposed in the outcrop. Access routes were constructed to the top of some mesas where deeper rotary drilling was used to access the Shinarump at depth. The history of exploration is closely tied to the AEC buying program, opening and closing of the several processing facilities in the region, and the fluctuation of the price of uranium. See Section 6 of this report for more detail.

Rising global demand for alternative energy sources and associated price increases since the mid-2000s resulted in renewed interest in the uranium potential of southeastern Utah. In April 2007, Golden State entered into an agreement with White Canyon Exploration LLC whereby the uranium assets of each company would be merged into a separate entity to be listed on the ASX. Information on hand regarding the uranium assets of White Canyon Exploration indicated that the Daneros project had been subject to extensive shallow drilling for uranium by UP&L. As a result of their exploration in the 1970s and 1980s UP&L estimated historical ‘reserves’ at the Daneros project. After consolidating the portfolio of properties and prospects White Canyon initiated confirmation drilling at its Daneros project in June, 2007, to confirm the presence and location of previously outlined uranium mineralization on the claims. Other exploration activities included reconnaissance site visits and the compilation and preliminary assessment of the historical exploration database. Based on the success of this initial drilling, 38 more holes were drilled in 2008, which provided the basis for mineral resource estimates relied upon by White Canyon to commence mine development work at Daneros.

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EFI is reviewing plans for additional definition and exploration surface drilling in the Daneros area. The drill hole subset of the total drilling on the EFI property that defines the resources is discussed later in this report in Section 14.

10. DRILLING

10.1 INTRODUCTION

In the early 1950s, the US Atomic Energy Commission conducted exploratory drilling in the White Canyon area resulting in a number of promising uranium discoveries. The area in and around Bullseye Canyon, where Daneros is located, has been a target of this exploration drilling since that time.

Also during the AEC exploration programs, companies were encouraged to mine exploration drifts along promising geologic trends or channels. As part of this exploration drifting, a company would drill “exploration long-holes” underground, to better define a chosen mineralized zone. Several of these prospects around the EFI property were drilled in this manner. The Spook Prospect, the Bullseye Prospect and the Cove (Lark) Prospect were all mined and drilled in this manner along the Cairns Channel (Texas Zinc and Minerals Map of 1961).

Between 1975 and 1985 Utah Power & Light (UP&L) explored within and around Bullseye Canyon. UP&L drilled 595 diamond drill holes with an average depth of 510 feet and, following industry standard procedures, logged all holes using down-hole geophysical (gamma) probes to identify radioactive horizons. Anomalous horizons were sampled and analysed for uranium.

WCU began drilling programs in Bullseye Canyon during 2007. The first program drilled 8 holes within the five Daneros claims. A second program, in 2008 drilled 16 diamond drill holes and 1 rotary drill hole. Finally, a third program, also in 2008, drilled 11 diamond drill holes and 9 rotary drill holes.

10.2 DRILLHOLE INFORMATION AND VERIFICATION

10.2.1 SURVEYING, LOCATION, AZIMUTH AND DIP

EFI received an electronic database from WCU containing both the results of their recent drilling programs (Daneros holes) as well as a spread-sheet containing name, location and interval grade data of the historic UP&L data. The UP&L data were in the Utah State Plane coordinate system (UT-S, NAD 27) and the Daneros collar data was in UTM Zone 12-S meters, NAD83.

EFI maintains all its drilling, mining and survey data in Utah State Plane NAD83, South zone feet for all its projects in southern Utah. Therefore, it was necessary to convert all data, both recent and historic to the current coordinate system.

The database received contained a confusing set of tables of these two data sets, as both datasets had had their drill hole collars converted from state plane to UTM (by previous workers). EFI used its own state certified surveyors to survey in the collars of as many of the drill holes as they could find. All the DAN holes were easily found as well as several of the historic drill hole collars on the east side of Bullseye Canyon.

The surveyed Daneros collars were compared to the surveyed collars provided by WCU for the DAN drill holes and were found to agree. EFI also received and electronic file; “UPL_Drillholes_Formatted_Final_LK.xlsx” which contained the collar information for the UP&L drill holes in their original coordinate system; UT-S. AutoCAD Civil 3D was then used to convert the drill hole collars of the historic drill holes to the current coordinate system and compared the results to the current survey of several historic drill hole collars. After slight adjustments for rotation between the two state plane coordinate systems, it was found that the converted drill hole collars fell within two feet of the surveyed collars. EFI considers its conversion method, as well as its survey method, sound, and as a result considers the historic UP&L data set satisfactory for use in this report.

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10.2.2 CURRENT DRILLING INFORMATION

The recent drilling by WCU is described very well in the “Report on Drilling Operations 2007 & 2008” complied by Jane Coll, Christophe Derrien & John Hasleby, 2008. Following is an excerpt from that report describing the particulars of WCU’s recent drill programs.

Drilling programs in 2007 and 2008 were planned to confirm uranium mineralization defined by Utah Power & Light Company in the 1970s. The initial drilling programme (DAN001 to DAN008) was completed using a Gardner Denver GD1000 kelly-drive vintage drilling rig operated by Jick Taylor of Reliance Resources LLC, using a tricone bit. Sample return was by air to a depth of approximately 120 feet, whereupon damp drilling and poor sample recovery required water injection. This level probably represents a local perched water table represented locally by Bullseye Spring. There was insufficient water at this level to produce water to the surface. It was the intention that all holes be probed and also geochemically sampled. Very poor sample recovery and massive contamination during water injection meant that sample return was of such poor quality that it was even difficult to log the holes accurately. It was decided that collected samples not be consigned to the laboratory, since the results would be meaningless. It was decided that subsequent drilling be cored.

Steve Kissner of Kissner Drilling, using a Longyear 38 trailer mounted diamond drilling rig, completed holes DAN009 to DAN011, and DAN014 to DAN020, during the period 17 March to 8 April 2008. DAN012 and DAN021 were not cored (pre-collars intersected the ore horizon). The pre-collars for the Longyear 38 holes were completed by the Reliance Resources rig.

Subsequently, the Reliance Resources rig, equipped for diamond coring with a 2” (~NQ2) bit, completed DAN013, DAN022, DAN024 and DAN025. Holes were drilled with a tricone bit to the interpreted top of the Shinarump Member. A core barrel was run on the end of the rotary rod string and the interval cored into the Moenkopi mudstone basal unit. On a number of occasions the rig drilled out the mineralized interval while still in rotary mode. Core is therefore not available for these holes.

DAN023, DAN027, DAN034 to DAN038, and DAN040 to DAN052 were completed by the Reliance Rig in a final campaign from late April to July 2008. Hole DAN007 collapsed before it could be probed. Subsequent attempts to drill the area near location of DAN007, with holes DAN012 and DAN045, also failed due to ground stability conditions downhole. The holes are located on a slipped block, visible on aerial photography and noted on the geology map. The zone of instability is interpreted as the faulted bottom margin of the landslip.

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Proposed holes DAN026, DAN028 to DAN033 and DAN039 were not drilled.

EFI has combined both the recent drilling by WCU with the appropriate historic drill hole data from UP&L to create the database used for this report. All historic drill holes not in the immediate vicinity of the Daneros claim group have been removed from consideration. No hard copy information could be found (drill logs) for the historic UP&L drill hole data therefore the data could not be verified.

EFI imported the dataset into Vulcan 3D Mine Modelling software and ran validation checks on the down hole data (repeating intervals, overlapping intervals, increasing values, etc.) as well as the collars (2D checks for unique coordinate locations and 3D checks for collars at the surface) and minimal corrections were needed to make the data set sound. The data set was then used to create the following resource estimate for the Daneros Prospect.

10.2.3 DOWNHOLE SURVEY INFORMATION

EFI received the database “White Canyon Database.accdb” from WCU as part of the data transfer after the purchase. Down hole survey data was extracted from the table “atblDHSurvey” for the Daneros holes, where surveyed. For the historic drill holes from UP&L, it was assumed that the holes were vertical and an assumed survey of straight down was assigned them. It should be noted that, having reviewed the actual down hole survey for the Daneros holes, lateral deviation at Daneros is minimal.

10.2.4 HISTORICAL DRILLING INFORMATION

EFI received a hard copy of a report titled, “Utah Power and Light, Uranium Properties, White Canyon Mining District, San Juan County, Utah, Parts 1 and 2, March 1985.” as part of the file/data transfer following the purchase of the property. An electronic version of this file was found to be called “UPL_Drillholes_Formatted_Final_LK.xlsx” . The entire collection of drill holes totalled 2,036 drill holes, not including the recently drilled Daneros holes. As the dataset in the above spreadsheet was found to be consistent with the hard copy of the same, all drill holes were extracted from the file in the Utah State Plane coordinate system UT-S. The collars were then converted to EFI’s current coordinate system (UT83-SF) using AutoCAD.

The final dataset of historic drill holes from the UP&L source totals 243 holes. These were combined with the “DAN” holes to create the database used for resource modelling in this report.

10.2.5 CURRENT ASSAY INFORMATION

All down hole grade data used for this report is based on gamma probe results. Energy Fuels received the raw data file for the Daneros drill hole set from Hawkins Geophysical. The data were processed using Gamlog which converts cps (counts per second) data into equivalent eU3O8. All factors affecting the gamma flux down hole are accounted for using the Gamlog program and the results are industry standard acceptable. None of the assay data acquired for the Daneros drill holes was used in this report. That data remains to be verified.

10.2.6 HISTORICAL ASSAY INFORMATION

EFI received the data file “UPL_Drillholes_Formatted_Final_LK.xlsx” during the purchase of the property. The interval grade data in this spreadsheet is reported as “radiometrics” as is considered composited interval data based on original gamma readings from down hole geophysical surveys. Therefore, there is no known assay data for the historic drillholes used in the database. No original data could be located for the gamma reported in the above table either, therefore that information could not be verified. It is recommended that EFI locate and re-probe some of the historic drill holes, if possible, to validate the data.

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10.2.7 GAMMA READINGS

All down hole grade data used for this report is based on gamma probe results. EFI received the raw data file for the Daneros drill hole set from Hawkins Geophysical. The data were processed using Gamlog which converts cps (counts per second) data into equivalent eU3O8. All factors affecting the gamma fluxdown hole are accounted for using the Gamlog program and the results are industry standard acceptable.

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: 1) frequent calibration of logging tools, 2) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; 3) possible closed-can analysis as an adjunct to chemical assays; and 4) possible gamma logging by different tools and/or companies.

Energy Fuels used the GAMLOG computer program to interpret gamma-ray logs. The GAMLOG program was developed by the U.S. Atomic Energy Commission. The essence of the method is a trial-and-error iterative process by which U3O8 grades are determined for a series of 1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an over-all anomaly which would closely match the real anomaly under analysis. Energy Fuels accepts the validity of the GAMLOG program.

There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owner, Denison Mines, is deemed to have met or exceeded industry standards for the exploration program.

12 DATA VERIFICATION

12.2 QA/QC PROCEDURES AND PROTOCOLS

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Energy Fuels staff and consultants.

12.2.3 PROCESSES FOR DETERMINING URANIUM CONTENT BY GAMMA LOGGING

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

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The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma counts per second (“cps”) data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" or "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the DOE's Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor", and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

12.2.4 CORE SAMPLING, PROCESSING, AND ASSAYING

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance ("radiometric disequilibrium"); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2½ – 3¼ inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).

Core samples are prepared at White Mesa. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.

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12.2.5 QUALITY ASSURANCE AND QUALITY CONTROL MEASURES

Drill hole logging is conducted by Energy Fuels in-house personnel, in general. The logging capabilities are designed specifically to meet Energy Fuel's logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. EFI has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States' operations. All tools are checked and calibrated before being used, and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data is periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Energy Fuel's Denver office, where all data is checked and reviewed.

Samples of core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either White Mesa or an analytical lab for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability.

13 MINERAL PROCESSING AND METALLURGICAL TESTING

The ore mined from the Daneros Mine over the past year and half has been successfully milled at the White Mesa Mill. See Section 17, Recovery Methods, of this report for more information on the milling process.

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14 MINERAL RESOURCE ESTIMATES

14.2 GENERAL STATEMENT

EFI has prepared resource estimates for the Daneros Project, located in Bullseye Canyon of southeastern Utah. This resource estimate was prepared using both historical as well as recent data. Herein are presented the raw data and model wireframe creation methods. The suitability of the interpolation technique and search strategies is also presented. Table 14-1 presents EFI’s resource estimates for this property.

EFI created a wireframe model of the mineralized zone based on the outside bound of a 0.15% eU3O8 GT contour as well as the stratigraphic boundaries within which the known mineralization occurs; the Shinarump Sandstone member of the Triassic Chinle Formation. The raw data in the DAN database was composited over 2 foot run-length intervals to generate a preliminary database necessary to create a preliminary block model. A 0.15% eU3O8 grade-shell was created and superimposed upon the boundaries of the GT contour and the stratigraphic surfaces to create a wireframe model of the mineralized zone in which to place the following block model and grade interpolation.

TABLE 14-1. INFERRED MINERAL RESOURCES – JULY 2012
Energy Fuels Inc– Daneros Deposit

DEPOSIT	TONS	%eU3O8	LBS
DANEROS	156,600	0.263	824,109

Notes:
8)	Mineral Resources were classified in accordance with CIM Definition Standards.
9)	Cut-off grade was 0.15% eU3O8.
10)	Mineral resources have not been demonstrated to be economically viable.
11)	Grades were converted from gamma-log and assay data and presented in equivalent U3O8 (eU3O8).
12)	A grade-shell wireframe at 0.15% eU3O8 was used to constrain the grade interpolation.
13)	All material within the wireframe is included in the estimate.
14)	High grades were capped at 0.8 % eU3O8.

EFI believes this resource estimate has been prepared using industry standard best practices and is therefore, acceptable.

14.3 DANEROS RESOURCE ESTIMATE

14.3.3 RESOURCE DATABASE AND VALIDATION

The EFI Daneros database contains two sets of drill holes totaling 300 drill holes, totaling 141,087 feet. Drill holes in the DAN series have had downhole as well as collar surveys, down-hole gamma and resistence surveys and, where available, have had their core assayed. The second set of drill holes are named the “125” series and the “LR” series holes. This last set of holes is historic in nature and their locations, as well as their reported gamma-logged intervals are historic and the down-hole data contained could not be verified.

The historic database was received in both paper form, as a table, as well as in electronic form as an excel spreadsheet compiled by WCU. Several collars of the historic holes were surveyed by Energy Fuels surveyors and the group was adjusted in Vulcan to reflect the translation between UT-S (NAD 27, Utah South, State Plane) and UT83-SF (NAD 83, Utah South, State Plane) coordinate systems. After the adjustment, several holes were checked to validate the collar locations. All surveyed collars fell within a two foot radius of the adjusted collars and EFI considers this acceptable accuracy for placing the collars of the second, historic set of drill holes. Energy Fuels finds the complete database acceptable for use in the resource estimation.

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All drill holes in both sets makeup the drill hole database for the inferred resources reported herein. The database is made up of the four files; DAN_COLLARS_CLN.csv, DAN_GRADE_CLN.csv, DAN_SURVEY_CLN.csv and DAN_STRAT_CLN.csv. EFI imported these files into Vulcan 3D Mine Modeling software to perform the resource estimation. The database was verified with the following checks; unique collar location, proximity to the surveyed surface, overlapping intervals and increasing and decreasing values (depth, from and to). All drill holes passed all validations before the database was considered sound. Table 14-2 is a summary of the drilling database records.

TABLE 14-2. EFI DANEROS DATABASE RECORDS
EFI – Daneros Project

# of
Table Name	Records
DAN_COLLAR_CLN	286
DAN_SURVEY_CLN	836
DAN_GRADE_CLN	1,251
DAN_STRAT_CLN	639

The 1,251 eU3O8 values reflect gamma readings along the length of the drill holes. The readings were taken at regular 0.5 foot intervals for the Daneros dataset. It is assumed that the “125” and “LR” datasets were also logged in the same manner, however, grade was only reported for the mineralized interval. Table 14-3 shows the descriptive statistics for the Daneros raw grade dataset.

TABLE 14-3. STATISTICS FOR DANEROS RAW eU3O8 VALUES
EFI – Daneros Project

Raw Grade %eU3O8
(all values)
Mean	0.151
Median	0.029
Standard Deviation	0.520
Sample Variance	0.270
Minimum	0.000
Maximum	8.746
Count	1251

EFI considers the database suitable for a resource estimation.

14.3.4 CUT-OFF GRADE

As of July 17, 2012, the operating costs for uranium production from Daneros are approximately $300.00 per ton of ore grade material. The costs break down thus:

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Trucking $20/ton
Mining $135/ton
Milling $144/ton

EFI assumes a reasonable price for their product, U3O8 at $60/lb considering both the spot price as well as long term contract prices. Therefore, 0.15% U3O8 is considered a reasonable cut-off grade to ensure profitability.

14.3.5 GEOLOGICAL INTERPRETATION AND 3D MODELLING

EFI considers the base of the Shinarump Sandstone to be the lowest horizon at which economic mineralization occurs in the Bullseye Canyon area and therefore represents a solid boundary beyond which (above) compositing of the Daneros database should begin. The data were composited on two foot run-length intervals within the solid model of the Shinarump Sandstone and not beyond. In this manner only that material within the model is considered for the resource estimate. The GT contour provided a convenient guide showing where the most promising mineralized intercepts were located relative to one another.

Figure 14-1. Daneros gradeshell at 0.15% eU3O8 at the base of the Shinarump Sandstone Member of the Chinle Formation.

A solid model representing the entire Shinarump member of the Chinle Formation was created into which a block model could be constructed and a resource estimation carried out. Within the model a 0.15% eU3O8 wireframe grade-shell was constructed based on the search criteria and was used as the final boundary of the mineralization. The resource within the 0.15% eU3O8 wireframe is reported as the inferred resource for the Daneros Project.

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14.3.6 GRADE CAPPING

Figure 14-1 is a cumulative frequency plot of the Daneros raw eU3O8 data. There are several population breaks present with the most significant being at approximately the 97th percentile corresponding to a grade of 0.8% eU3O8. Energy Fuels considers this a reasonable capping level to avoid the adverse effects of high grade outliers on the data population. Grades above 0.8% eU3O8 were assigned this value and remain a part of the working dataset. Capping the raw grade dataset at 0.8% eU3O8 set back fifty values or 4% of the individual data in the dataset.

14.3.7 STATISTICS FOR THE DANEROS MODEL

TABLE 14-4. DESCRIPTIVE STATISTICS FOR THE DANEROS COMPOSITED DATASET

EFI– Daneros Project
Composites after capping at 0.8% U3O8
Mean	0.086
Median	0.033
Standard Deviation	0.134
Sample Variance	0.018
Minimum	0.000
Maximum	0.800
Count	1407

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Table 14-4 shows the descriptive statistics for the Daneros composited dataset. The standard deviation (below the cut-off) and the sample variance are reasonable. EFI considers the capping level appropriate and the compositing from the bottom of the mineralized zone, up, appropriate treatments for the Daneros data. The composited dataset was used to estimate the grade of the Daneros block model.

14.3.8 COMPOSITING

All grade data in the database was originally collected in 0.5 foot intervals. Most of the data in the Daneros database was reported as interval data, meaning specific intervals along the drill hole which met a specific grade criteria were recorded as that interval. As the base of the sandstone within which the mineralization occurs is known to be a barrier to mineralizing fluids and because the majority of the mineralization in Bullseye Canyon is found at the base of this sandstone, the grade data were composited from the end (bottom) of the hole, up, to better reflect the actual grade with the mineralized horizon.

Figure 14-2 shows a typical cross section in the Daneros Deposit showing these relations and some composites with grade.

Figure 12-2. Typical cross section through the Daneros deposit showing Shinarump Sandstone, the 0.15% grade-shell and the composited intervals within.

14.3.9 DANEROS INTERPOLATION

Energy Fuels used Inverse Distance Squared (ID2 ) to interpolate the grade into the block model. The search strategy restricted the interpolation to those blocks within the grade-shell wireframe. Figure 14-5

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Figure 14-3. Cross section through the block model showing grade difference inside the grade-shell relative to those blocks outside the grade-shell.

As a category model would not be included in this report, no variography was run to investigate preferred orientation relative to grade values. However, as the grade in conglomerate type uranium deposits has shown a proclivity to follow “channels”, the block model was oriented such that it reflects the general direction and dip of the suspected channel structure in the immediate vicinity of the Daneros deposit.

14.3.10 DANEROS BLOCK MODELING

EFI used Vulcan 3D Mine Modeling software to create the resource estimate.

A block model was created where each block was 50 ft by 50 ft by 5 ft, with 5 ft by 5 ft by 2.5 ft sub-blocks. The model origin is at 2021000 ft. E, 10177000 ft. N, and 5730 ft. elevation in the Utah State Plane Coordinate System, NAD 83, South zone. The preliminary block model is oriented at 42 degrees azimuth to reflect the direction of the suspect channel splay and extends for 10,000 ft in the northeast direction, 10,000 ft in the northwest direction and 400 ft in elevation. The final block model was restricted to within the gradeshell.

14.3.10.1 DANEROS VOLUME COMPARISON

The volume of the final block model is 2,462,125 cubic feet whereas the volume of the grade-shell wireframe is 2,197,913 cubic feet Those portions of the block model which extend beyond the outside boundary of the gradeshell are not included in the resource.

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Table 14-4. Daneros Interpolation Parameters
EFI – Daneros Project

INTERPOLATION STRATEGY			Axis/Description
Search Ellipse	75	(ft.)	major
	50	(ft.)	semi-major
	5	(ft.)	minor
Orientation	Azimuth	42	degrees
	Plunge	2	degrees
Maximum samples per hole per estimate		2
Minimum samples per hole per estimate		5
Maximum samples per Estimate		6

14.3.10.2 DANEROS GRADE COMPARISON

Average grade was compared between the raw eU3O8 values, the average composite values and the average grades of the blocks. For Daneros, the respective values are 0.15%, 0.227 % and 0.244%. It is recommended that further study is done with respect to the search strategy and interpolation method.

14.3.11 DANEROS CLASSIFICATION OF THE MINERAL RESOURCE

All resources are reported as Inferred Mineral Resources.

15 MINERAL RESERVE ESTIMATED

The current report does not assign any of the known Inferred Mineral Resources to a Mineral Reserve category.

16 MINING METHOD

The mining of all resources in the Daneros Project are by conventional underground methods. These methods have been used very successfully in the region for over 70 years. The nature of the Shinarump uranium deposits require a random room and pillar mining configuration. The deposits have irregular shapes and occur within several close-spaced, flat or slight-dipping horizons. Uranium mineralization often rolls between horizons. The use of rubber-tired equipment allows the miners to follow the ore easily in the slight dips and to ramp up or down to the other horizons. The deposit is accessed from the surface through a 450 feet long decline at a gradient of -15%. The Shinarump sandstones are usually quite competent rock and require only moderate ground support. The overlying mudstones are less competent, so the decline is often supported by square set timber or steel arch and timber lagging. The Shinarump deposits are usually thinner than the mining height needed for personnel and equipment access. Therefore, the ore is mined by a split-shooting method.

The split-shooting mining method involves assessing each face as the stopes advance by the mine geologist, engineer, mine foreman, or experienced lead-miner. Because the grades and thickness of the typical Shinarump uranium deposits are highly variable, they are usually unpredictable from one round to the next. (A round is a complete mining cycle of drill-blast-muck-ground support, if needed to be ready to drill again; a normal round advances a face about 6 feet.)

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Typically, the thickness of the mineralized material is less than the height needed to advance the stope. As the stope face is being drilled, the blast holes are probed with a Geiger Counter probe in order to estimate the U3O8 grade. The uranium-vanadium mineralization is usually dark gray to black. The mineralization sometimes rolls, pinches or swells, or follows cross-beds within the sandstone. Therefore the miner will also use drill cutting color as a criterion to help guide blast hole direction and spacing. This irregular habit of the deposit can result in holes collared in mineralized material ending in waste, or, conversely, holes collared in waste will penetrate mineralized material much of their length.

Based on the results of the assessment of the blast holes drilled in the face, the round will be loaded and shot in two or more stages. Depending on the location and thickness of the mineralized material in the face (there may be multiple mineralized layers); the miner will attempt to blast either only mineralized material or only waste rock. They will muck it out as clean as possible, then shoot the remaining rock and muck it cleanly. In resource estimates, one foot of waste is added to the mineralized material for dilution because of this method. The amount of waste rock shot before or after the mineralized material results in typical stope heights of eight-to-nine feet. The minimum height needed to advance the stope is about seven feet, so any drill intercept greater than seven feet does not receive dilution in resource estimate calculations.

As with the split-shooting method of mining, resuing mining involves very selective separation of the waste rock from the ore. Ore grade material is determined by probing drill holes in the face of the stope. In resuing, waste is blasted or otherwise removed from one side of the ore zone. The ore in that zone is then extracted, thereby leaving any waste on the other side of the ore zone in place. If additional stope space is needed or a second ore zone occurs behind the remaining waste, that waste is removed without dilution to the ore zones. The lower limit of waste volume that can be extracted without disturbing ore is a function of the precision with which waste areas of the drill pattern can be selectively blasted without unduly increasing mining costs.

The mine also employs a underground long hole exploration drilling program, reaching out as much as 400 feet ahead of and adjacent to the workings, as guided by the mine geologist.

17RECOVERY METHODS

The milling operation involves grinding the ore into a fine slurry and then leaching it with sulfuric acid to separate the metals from the remaining rock. Uranium and vanadium are then recovered from solution in separate solvent extraction processes. The uranium is precipitated as a U3O8 concentrate, “yellow cake”, which is dried and sealed in 55-gallon steel drums for transport off-site.

17.2 General

The White Mesa Mill owned by EFI is located six miles south of Blanding, Utah, 65 road miles from the Daneros Mine. Its construction by Energy Fuels Nuclear Inc. was based on the anticipated reopening of many small low-grade mines on the Colorado Plateau, and the mill was designed to treat 2,000 tons of ore per day. The mill has operated at rates in excess of the 2,000 tons per day design rate.

Construction commenced in June 1979 and was completed in May 1980. The mill has been modified to treat higher grade ores from the Arizona Strip, as well as the common Colorado Plateau ores. Processing of Arizona Strip ores is typically at a lower rate of throughput than for the Colorado Plateau ores. The basic mill process is a sulphuric acid leach with solvent extraction recovery of uranium and vanadium. Since 1980, the mill has operated intermittently in a series of campaigns to process ores from the Arizona Strip as well as from a few higher grade mines of the Colorado Plateau, and alternate feed materials during intervals when mine production is small or nonexistent. Overall, the mill has produced approximately 30 million pounds U3O8 and 33 million pounds V2O5.

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17.3 Grinding and Leaching

Run-of-mine ore is reduced to minus 28 mesh in a six-foot by 18-ft. diameter semiautogenous grinding (SAG) mill. Leaching of the ore is accomplished in two stages: a pre-leach and a hot acid leach. The first, or pre-leach, circuit, consisting of two mechanically agitated tanks, utilizes pregnant (high-grade) strong acid solution from the countercurrent decantation (CCD) circuit which serves both to initiate the leaching process and to neutralize excess acid. The pre-leach circuit discharges to a 125-ft.thickener where the underflow solids are pumped to the second stage leach and the overflow solution is pumped to clarification, filtration, and solvent extraction circuits. A hot strong acid leach is used in the second stage leach unit, which consists of seven mechanically agitated tanks having a retention time of 24 hours. Free acid is controlled at 70 grams per litre and the temperature is maintained at 75oC. Leached pulp is washed and thickened in the CCD circuit, which consists of eight high-capacity thickeners. Underflow from the final thickener at 50% solids is discharged to the tailings area. Overflow from the first thickener (pregnant solution) is returned to the pre-leach tanks.

17.4 Solvent Extraction

The solvent extraction (SX) circuit consists of four extraction stages in which uranium in pregnant solution is transferred to the organic phase, a mixture consisting of 2.5% amine, 2.5% isodeconal, and 95% kerosene. Loaded organic is pumped to six stages of stripping by a 1.5 molar sodium chloride solution, and thence to a continuous ammonia precipitation circuit. Precipitated uranium is settled, thickened, centrifuged, and dried at 1,200 oF. The final product at about 95% U3O8 is packed into 55-gallon drums for shipment.

18 PROJECT INFRASTRUCTURE

The Daneros Mine portal area is accessed by a gravel-covered side road off of Radium King Road (a county-maintained gravel road). The mine facilities consist of a modular trailer for the mine office, two reinforced mine portals, a generator building, and an equipment storage and maintenance building. Two ventilation shafts daylight on the topographic bench above the mine. The bench above the mine, where past drilling also had been conducted, is accessed by a dirt road connecting to the mine access road south of the mine portal area.

19 MARKET STUDIES AND CONTRACTS

The uranium market is followed closely by two consulting firms: UxC and TradeTech. Each of these reports spot and long term prices for U3O8 on a weekly basis. Additionally, many securities and investment banking firms provide ongoing analysis and outlook for uranium supply, demand, and prices in the future.

Based upon the ongoing review of these several sources of information by EFR staff, the shortfall in uranium production will be significant for the reasonably foreseeable future. Until about 2015-2016, that shortfall will be covered with drawdowns from various forms of inventory. After that, demand can only be covered by a significant increase in primary production. The need for higher prices to generate this additional production leads to an expectation for higher prices for U3O8, surpassing the current quotedprices of $51.50 for the spot market, and $62.00 for the long term contract market.

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Because of the very high value of the commodity, the uranium market is a totally global market without any freight cost barriers to product movement. Uranium produced anywhere in the world can readily find its way to a market for nuclear fuel.

Uranium market prices have rebounded from lows of $10.00 per pound in the mid-1990s to recent values around $50 per pound (July 2012). Some of the factors influencing the uranium price are:

  A weak U.S. dollar compared to the currencies of the producer nations
  Disruptions in the uranium supply chain
  Reduced commercial uranium inventories
  Russia’s withdrawal from the uranium concentrates market
  Increased demand for uranium
  Market speculation

Fundamentally, the outlook for uranium has improved since 2000 due to factors such as:

  Global warming concerns from fossil fuel use
  Improved safety records
  Increasing efficiencies
  Competitive costs
  Continuing new reactor installations

Although negatively impacted by the Japanese earthquake and tsunami in March 2011, the uranium market has held the $50/lb level since the disaster. The restart of two Japanese reactors with more expected to start over the summer along with the end of the Russian HEU agreement in 2012 all contribute to strong market fundamentals. It is now apparent that the market for uranium has moved from one driven by excess secondary supplies to one driven by primary production. The latest global uranium requirements estimate by World Nuclear Association (September 2011) show Reference Case projections of 177 million pounds U3O8 in 2012 to approximately 226 million pounds U3O8 in 2020.

20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

UEC gathered the necessary environmental data and submitted applications for approvals to open an underground mine at Daneros. A Plan of Operations was submitted to the BLM and was approved in May, 2009 (the "Daneros PO"), following which UEC commenced active mine development, including driving a decline into the main deposit at Daneros. The first loads of ore from Daneros were delivered to White Mesa Mill in December, 2009, and a toll milling campaign was conducted in the second half of 2010. Daneros is currently operated by EFI (through the use of contract miners), and ore from the mine is delivered to the White Mesa Mill and processed for EFI's account.

The initial mine plan at Daneros involved driving twin declines (with the second decline for emergency escape and ventilation) into the center of the Daneros deposit and developing away from the entry point. Random room and pillar mining is employed, as is typical for the deposits in the local region. Mining utilizes rubber tired loaders and small trucks to transport ore to the surface, where it is loaded into over-the-road trucks, covered by a secure tarpaulin and transported to the White Mesa Mill.

20.1 Permitting

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The primary permits required for mining operations at Daneros include a mine permit issued by UDOGM and the Daneros PO approved by the BLM. The Daneros PO required document preparation and public notice of an EA. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. Daneros does not discharge any water, so no discharge permit is required.

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with the Interior Board of Land Appeals (IBLA) challenging BLM's Finding of No Significant Impact (FONSI) for Daneros' EA, requesting that IBLA set aside the FONSI and remand the EA to the BLM with instructions to prepare an EIS or to revise the EA. Denison has been added as an intervenor in this action and believes this challenge is without merit and should be dismissed. Responses were filed by BLM and Denison in early December, 2011, and a decision from IBLA is pending at this time.

Following the White Canyon Acquisition, work commenced to modify the Daneros PO to expand the footprint of mine operations to support continued production from Daneros and adjoining properties. Expansion of surface facilities at Daneros will require an Air Permit from UDEQ, Division of Air Quality. Daneros has obtained all required approvals and authorizations for monitoring and reporting of radon emissions from the expanded mine and its vents under the Environmental Protection Agency’s ("EPA’s") National Emissions Standards for Hazardous Air Pollutants ("NESHAP") program. Daneros is in compliance with all data collection and reporting requirements under storm water and spill prevention programs.

21 CAPITAL AND OPERATING COSTS

The Daneros Mine has been a producing mine for about 18 months. The feasibility analysis, if any, conducted by the prior owner (WCU) which began the development and initial production is not available to Peters Geosciences. DMHC continued the production after their purchase of the property about 6 months later (June 2011), using the same mining contractor as WCU. The operating costs were apparently acceptable to DMHC because they kept the property in production for the next 12 months. EFI has owned the property for less than one month and is currently evaluating the economics. Recent direct operating costs have been approximately $135/ton for mining and $20/ton haulage to the White Mesa Mill. The mining cost is per ton of ore; therefore it includes the cost of sustaining development drifting and waste rock removed in the split-shooting process. Since the amount of drifting between mineralized pods and the thickness of ore/waste in each stope varies widely throughout the deposit, the direct mining cost is also variable over time. Milling of the ore at the White Mesa Mill was previously conducted in a campaign-fashion. More recently it is being blended with higher-grade ore from EFI’s Arizona 1 mine in Arizona, which is a breccia pipe deposit. As a result, the milling cost apportioned to the Daneros material has not been made available to Peters Geosciences.

22 ECONOMIC ANALYSIS

As mentioned in the previous section of this report, EFI is only in the early stage of conducting an in-house economic evaluation concerning the continuation of production from this property. This evaluation will include review of the current operating methods and costs. It will also include analysis of the most efficient milling method at White Mesa Mill. A projection of market prices for uranium will be assessed and an economic model developed. This work will lead to determination of Internal Rate of Return and Net Present Value of the project. Sensitivity analyses will follow.

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23 ADJACENT PROPERTIES

None of the other historic mines in the White Canyon District are currently producing. Several other parties own claims or control Utah state leases near or contiguous to the EFI property. Mapping of Shinarump channels in the district by previous workers indicate that some of the surrounding property has seen past production and could have potential. EFI has not quantified any remaining resources on any of these properties. Ted Thompson holds the mineral lease on Utah State section 32, T 36S, R16E about 1 ½ miles to the northeast and Mitch and Deryl Shumway hold the mineral leases on section 2, T37S, R15E which is 1 ½ miles to the west. The owners of record holding unpatented claims on the BLM land near Daneros are: Charlie Helquist and Tamra Cordasco (Rock claims), R.D. Carroll, John Cortes, and Todd McDougall (BS claims), and Russell Helquist, Craig Swenson, and the Beverly Vowell Family Trust (Lazy Dog claims) to the east of the Daneros. To the west, Lyndon Kunde owns the Sir Snapper claims.

24 OTHER RELEVANT DATA AND INFORMATION

No other information is known beyond that referenced or discussed elsewhere in this report.

25 INTERPRETATION AND CONCLUSIONS

Mr. Peters has reviewed the EFI resource estimates and supporting documentation and is of the opinion that classification of the mineralized material as Inferred Mineral Resources meets the definition stated by NI 43-101, and also meets the definitions and guidelines of the CIM Standards on Mineral Resources and Reserves (adopted by the CIM Council on December 30, 2005).

There is potential to expand the estimated resources with additional surface drilling and underground development and longhole drilling. EFI is planning on utilizing these techniques in the coming years to better define uranium-bearing material suited for extraction. No documented economic analysis has been performed to date which supports classification of any of the Inferred Mineral Resources as reserves.

26 RECOMMENDATIONS

The Author recommends that EFI proceeds with the following efforts as the Daneros Project expands its workings toward other mines in the vicinity and plans future production.

Permitting

1)	Obtain necessary state and county permits to allow surface facilities and the mine to be expanded as needed. (Estimated $200,000)

Exploration

1)

Perform surface drilling to confirm resources and connectivity of resources in the Shinarump paleochannel system, of which the Daneros Mine is a part, where mineralization is known, but distribution still is uncertain. (Estimated $400,000)

2)	Perform underground longhole drilling to determine in advance of mining where likely resources exist and where accordingly to drive mine headings to best access these resources. (Estimated $100,000)

Mine Development

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1)

Continue advancing mine headings toward the Lark Mine and previously defined mineralization to the north of the Daneros Mine in order to access known and potential resources in these areas. (Estimated $800,000.)

In addition, EFI should perform a preliminary feasibility analysis (PFA) to convert Inferred Mineral Resources into Measured and/or Indicated mineral resources or even probable and/or proven Mineral Reserves. (Estimated cost for the PFA = $100,000).

27 REFERENCES

Chenoweth, W. L., 1993, The Geology and Production History of the Uranium Deposits in the White Canyon Mining District, San Juan County, Utah, Utah Geological Survey Miscellaneous Publication 93-3.

Dahlkamp, Franz J., 1993, Uranium Ore Deposits, Springer-Verlag, Berlin.

Dubiel, R.F., Huntoon, J.E., Stanesco, J.D., Condon, S.M., and Mickelson, D., 1996, Permian-Triassic Depositional Systems, Paleogeography, Paleoclimate, and Hydrocarbon Resources in Canyonlands, Utah, Colorado Geological Survey Open-File Report 96-4, Field Trip No. 5.

Froud, J. 2009, White Canyon Uranium: Uranium Projects, Utah, US Project 7554, Snowden.

Kemp, L. 2010 White Canyon Uranium Limited, Daneros Uranium Project Geologic Technical Report.

Thaden, R.E., Trites, A.F., and Finnell, T.L., 1964, Geology and Ore Deposits of the White Canyon Area, San Juan and Garfield Counties, Utah, USGS Bulletin 1125.

Unpublished, Texas Zinc and Minerals Map of 1961.

White Canyon Uranium Limited, “Report on Drilling Operations 2007 & 2008” complied by Jane Coll, Christophe Derrien & John Hasleby, 2008.

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28 SIGNATURE PAGE AND CERTIFICATE OF QUALIFICATIONS

I, Douglas C. Peters, do hereby certify:

1)	That I graduated from the University of Pittsburgh with a Bachelor of Science degree in Earth & Planetary Sciences in 1977.

2)	That I graduated from the Colorado School of Mines with a Master of Science degree in Geology in 1981 and with a Master of Science degree in Mining Engineering in 1983.

3)

That I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I hold the following certifications and memberships applicable to these requirements:

A.	Certified Professional Geologist #8274 (American Institute of Professional Geologists)
B.	Registered Member #2516800 (Society for Mining, Metallurgy, and Exploration, Inc.)

4)	That I have practiced my profession for over 30 years, the last 16 of which have been as an independent consulting geologist.

5)	That I am responsible for this technical report titled: “The Daneros Mine Project, San Juan County, Utah, U.S.A.”, dated July 18, 2012, and that property was visited by me on July 12, 2012.

6)

That I have had no prior experience with the Daneros Property that is the subject of this Technical Report and have had previous experience with other uranium properties in Colorado, New Mexico, Utah, and Wyoming.

7)

That this report dated July 18, 2012, and titled “The Daneros Mine Project, San Juan County, Utah, U.S.A.” is based on published and unpublished maps and reports, on discussions with representatives of Energy Fuels Resources Corporation and discussions with other persons familiar with this type of mineral deposit.

8)

That I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which would make the Technical Report misleading or would affect the stated conclusions.

9)	That I am independent of Energy Fuels Resources Corporation and its parent, Energy Fuels Inc., applying all of the tests in section 1.4 of NI 43-101.

10)	That I am the owner of Peters Geosciences, whose business address is 825 Raptor Point Road, Golden, Colorado 80403.

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11)	That I have read NI 43-101 and NI 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12)

That I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on its website accessible by the public.

Signed and dated this 18th day of July, 2012.

____________________________________
Douglas C. Peters, CPG

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Appendix

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